FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-263203

Millicom International Cellular S.A.

Société anonyme

Registered office: 2, Rue du Fort Bourbon, L-1249 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B40630

(the “Company”)

Notice on the offering of common shares (actions) of the Company, including common shares represented by Swedish Depository Receipts

Not for distribution other than in the United States of America, Sweden, Norway, Denmark and Finland

This notice is made by application of article 420-26 (3) of the Luxembourg law of 10 August 1915 concerning commercial companies, as amended.

Pursuant to the authorisation provided for in article 5 of the articles of association of the Company, the board of directors of the Company (the “Board of Directors”) resolved on May 17, 2022 (the “Resolutions”), with the final pricing having been determined by the Chairman of the Board of Directors and the Company’s chief executive officer on May 18, 2022 pursuant to the delegation of authority provided for in the Resolutions, to approve an offering of the Company’s common shares under a rights issue (the “Offering”) of an aggregate of up to 70,357,088 new common shares (actions) with a nominal value of USD 1.50 each (the “New Shares”, each being a “New Share”), including common shares represented by Swedish Depository Receipts (“SDRs”, each being an “SDR”) pursuant to the Custodian Agreement dated as of December 16, 2011, between Skandinaviska Enskilda Banken AB (publ) (“SEB”) and the Company, as amended, representing a capital increase of up to USD 105,535,632 within the limits of the Company’s authorised share capital, in compliance with the preferential subscription rights of the shareholders of the Company.

The Offering comprises a rights offering of up 70,357,088 New Shares, including in the form of SDRs, under (i) an offering of New Shares, including common shares represented by SDRs, in the United States (the “US Offering”) pursuant to a registration statement on Form F-3 filed on March 1, 2022 with the U.S. Securities and Exchange Commission (“SEC”) (such registration statement (including the prospectus included therein) and the related prospectus supplement, the “US Prospectus”) and (ii) a public offering of New SDRs governed by Swedish law in Sweden, Norway, Denmark and Finland pursuant to a prospectus approved by the Swedish Financial Supervisory Authority and notified to the competent regulator in each of Norway, Denmark and Finland for use in those jurisdictions (the “Swedish Prospectus”), as well as an offering in other eligible jurisdictions in reliance on the available exemptions in such jurisdictions (the “Swedish Offering”).

The Swedish Prospectus was published on May 20, 2022 and is available for viewing on https://www.fi.se/en/our-registers/prospektregistret and by eligible investors at www.millicom.com/investors. The prospectus supplement was filed with the SEC and published on May 18, 2022 and the US Prospectus is available for viewing at http://www.sec.gov and by eligible investors at www.millicom.com/investors.

The new SDRs being offered for subscription under the Swedish Offering are also being offered concurrently in the US Offering. The rights to subscribe for new common shares and new SDRs under the US Offering and Swedish Offering are not interchangeable.

The New Shares that form the subject matter of the Offering carry the same rights as all other existing shares in the Company and confer no additional rights or benefits.

All of the Company's common shares, including the New Shares, are subject to and governed by Luxembourg law. The New Shares will rank equally in all respects with the Company's common shares already in issue and will carry the same dividend rights as the existing shares.

The Company’s common shares trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TIGO” and the SDRs trade on the Main Market of the Nasdaq Stockholm Aktiebolag (“Nasdaq Stockholm”) under the symbol “TIGO SDB”.

Record date

Holders of common shares of the Company (other than holders of those common shares represented by SDRs and excluding treasury shares) will receive one common share right (a “Common Share Right”) for each common share owned of record at 5.00 p.m. (New York time) on May 23, 2022.

Holders of SDRs, each SDR representing one common share of the Company, will receive one SDR right (a “SDR Right”) for each SDR owned of record on May 23, 2022 (end of day, Central European Time).

Basic subscription privilege (i.e. preferential subscription right) and subscription price

The exercise of 10 Common Share Rights will entitle the holder thereof to subscribe for 7 New Shares at a subscription price of 10.61 US dollars per New Share.

The exercise of 10 SDR Rights will entitle the holder thereof to subscribe for 7 new SDRs, each such new SDR representing one New Share, at a subscription price of 106.00 Swedish Krona per new SDR. Holders of SDR Rights that validly subscribe and fully pay for new SDRs pursuant to the basic subscription privilege will be issued one interim SDR (collectively, the “Interim SDRs”) for each new SDR that is subscribed and paid for.

The subscription price in Swedish Krona has been determined based on the subscription price in US dollars, using the SEK/USD exchange rate published by the Swedish Central Bank (Sveriges Riksbank) on May 17, 2022, as a result of which all the New Shares (whether represented by SDRs or not) will be issued at the same subscription price.

Subscription period

The subscription period for the Common Share Rights will begin on May 27, 2022 and will close at 5.00 p.m. (New York time) on June 13, 2022.

The subscription period for the SDR Rights will begin on May 27, 2022 and will close at 3.00 p.m. (Central European Time) on June 13, 2022.

Common Share Rights and SDR Rights that are not exercised by a holder during the applicable subscription period will expire and become null and void, and holders of such rights will not receive any compensation for them.

Oversubscription privilege

Each holder of a Common Share Right that exercises its Common Share Rights in full will have an oversubscription privilege entitling them to subscribe for and purchase, at the applicable subscription price, up to the number of New Shares equal to, in the aggregate, the total number of New Shares issuable pursuant to Common Share Rights that are not exercised pursuant to the basic subscription privilege by the end of the applicable subscription period, plus an additional number of New Shares equal to the number of new SDRs that are not exercised and oversubscribed pursuant to the basic subscription and oversubscription privileges under the SDR Rights by the end of the applicable subscription period (the “Available Oversubscription Shares”). Each holder of an SDR Right that exercises its SDR Rights will have an oversubscription privilege entitling them to subscribe for and purchase, at the applicable subscription price, up to the number of new SDRs equal to, in the aggregate, the total number of new SDRs issuable pursuant to SDR Rights that are not exercised pursuant to the basic subscription privilege by the end of the applicable subscription period, plus an additional number of new SDRs equal to the number of New Shares that are not exercised and oversubscribed pursuant to the basic subscription and oversubscription privileges under the Common Share Rights by the end of the applicable subscription period (the “Available Oversubscription SDRs” and together with the Available Oversubscription Shares, the “Available Oversubscription Securities”).

Direct subscription

Any Available Oversubscription Securities that are not subscribed pursuant to the oversubscription privileges referred to above will be available for subscription by eligible investors in the Swedish Offering in the form of new SDRs without the use of preferential subscription rights as further set out in the Swedish Prospectus (the “Direct Subscription”).

Rump placement

The Company has entered into an underwriting agreement pursuant to which the underwriters thereunder have severally but not jointly agreed, on the terms and conditions set forth therein, to purchase their relevant proportion of the aggregate number of new SDRs and New Shares (with the allocation between new SDRs and New Shares to be determined by the underwriters following consultation with the Company) (such New Shares and new SDRs, the “Rump Shares”) equal to the Available Oversubscription Securities minus the aggregate portion of the Available Oversubscription Securities subscribed pursuant to (i) the exercise by holders of their respective oversubscription privileges and (ii) in the case of certain new SDRs only, if any, the Direct Subscription. The underwriters intend to offer and sell the Rump Shares, if any, to potential investors (the “Rump Placement”).

Modalities for the exercise of the Common Shares Rights and SDRs Rights

The modalities for the exercise of the Common Shares Rights and the SDRs Rights are set out in the Swedish Prospectus and the US Prospectus.

Listing of Common Shares Rights, SDRs Rights and Interim SDRs

The Company has applied to have the Common Shares Rights admitted for trading on Nasdaq, where they are expected to begin trading under the symbol “TIGOR” on May 27, 2022 and to continue trading through June 8, 2022.

The Company has applied to have the SDR Rights admitted for trading on Nasdaq Stockholm, where they are expected to begin trading under the symbol “TIGO TRV SDB P1” on May 27, 2022 and to continue trading through June 8, 2022.

The Company has applied to have the Interim SDRs admitted for trading on Nasdaq Stockholm, where they are expected to begin trading under the symbol “TIGO SDB P1” on May 27, 2022 and to continue trading through June 22, 2022.

Completion of the issuance of the New Shares under the Offering

The New Shares that are subscribed for and fully paid by exercise of the Common Share Rights (by application of the basic subscription privilege and the oversubscription privilege referred to above) and the New Shares that are subscribed for and fully paid by exercise of the SDR Rights (by application of the basic subscription) will be issued on or around June 21, 2022 pursuant to a decision of an authorized director or daily manager of the Company, as the case may be, in accordance with the Resolutions and the delegation of powers from the Board of Directors approved therein. Thereupon, such authorized signatory will appear, in person or represented by a representative, before a notary residing in the Grand Duchy of Luxembourg to have the issue of the relevant New Shares and the corresponding amendment to the articles of association of the Company recorded in a notarial deed on the same date in accordance with applicable Luxembourg law.

The New Shares that are subscribed for and fully paid in the context of the Rump Placement will be issued on or around June 21, 2022 pursuant to a decision of an authorized director or daily manager of the Company, as the case may be, in accordance with the Resolutions and the delegation of powers from the Board of Directors approved therein. Thereupon, such authorized signatory will appear, in person or represented by a representative, before a notary residing in the Grand Duchy of Luxembourg to have the issue of the relevant New Shares and the corresponding amendment to the articles of association of the Company recorded in a notarial deed on the same date in accordance with applicable Luxembourg law.

The New Shares that are subscribed for and fully paid by exercise of the SDR Rights (by application of the oversubscription privilege and Direct Subscription) will be issued on or around June 29, 2022 pursuant to a decision of an authorized director or daily manager of the Company, as the case may be, in accordance with the Resolutions and the delegation of powers from the Board of Directors approved therein. Thereupon, such authorized signatory will appear, in person or represented by a representative, before a notary residing in the Grand Duchy of Luxembourg, in order to have the issue of the relevant New Shares and the corresponding amendments to articles of association of the Company recorded in a notarial deed on the same date in accordance with applicable Luxembourg law.

All the New Shares will be duly recorded in the Company’s shares register.

Important general information

The information contained in this notice is not intended for, and must not be accessed by, or distributed or disseminated, directly or indirectly, in whole or in part, to persons resident or physically present in any jurisdiction where such action is wholly or partially subject to legal restrictions, or would require additional prospectuses, registration or measures, or otherwise would be in conflict with the rules of such jurisdictions or could not be made without the application of exemptions in such jurisdictions. The information in the notice does not constitute an offer to acquire or subscribe for any securities in the Company (the “Securities”) to any person in such jurisdictions. Any failure to comply with the restrictions may constitute a violation of applicable securities regulations.

Important information for readers in the United States

This communication is not an offer to sell or the solicitation of an offer to buy any securities, and we will not offer or sell the securities referred to herein in any jurisdiction in which such offer or sale would be unlawful. The rights offering referred to in this communication will be made only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

The Company has filed the US Prospectus with the SEC. Before you invest, you should read the US Prospectus and the documents incorporated by reference therein, as well as the other documents the Company has filed with the SEC for more complete information about the Company and the rights offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, to request a copy of the prospectus, please contact Broadridge Corporate Issuer Solutions, Inc., Millicom’s agent for the U.S. common share rights offering, toll-free at +1 (888) 789-8409.

Important information for readers in the EEA

Within the European Economic Area (“EEA”), other than in Sweden, Norway, Denmark and Finland, no Securities have been or will be offered to the public other than in accordance with an applicable exemption under the Prospectus Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

Important information for readers in the United Kingdom

Any offer of Securities in the United Kingdom will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 from the requirement to publish a prospectus for offers of securities.

This notice is for distribution only to, and is directed only at, persons who are (i) outside the United Kingdom; (ii) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (iii) persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, “FSMA”) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

Any investment or investment activity to which this notice relates is available only to, and will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this notice or any of its contents.

Important information for readers in Luxembourg

No “offer of the Securities to the public” within the meaning of the Luxembourg law on prospectuses for securities dated July 16, 2019 (the “Prospectus Law”) or the Prospectus Regulation is made in the Grand Duchy of Luxembourg, unless in accordance with applicable exemptions under the Prospectus Law and the Prospectus Regulation. The expression an “offer of securities to the public” in relation to any Securities in the Grand Duchy of Luxembourg means the communication in any form by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities.